Exhibit 99.1

Crescent Point Announces Filing of 2018 Annual Information Form and Form 40-F

CALGARY, March 7, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) confirms the filing of its Annual Information Form ("AIF") for the year ended December 31, 2018, with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval ("SEDAR"). In addition, Crescent Point has filed its Form 40-F for the year ended December 31, 2018, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The AIF contains the Company's reserves data and other oil and natural gas information, as required under National Instrument 51-101.

An electronic copy of the AIF may be obtained on Crescent Point's website at www.crescentpointenergy.com, on the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov/edgar.shtml.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2019/07/c1284.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 07:13e 07-MAR-19